Exhibit 99.1

Points International to Present at RBC Capital Markets' 2010 Growth Technology & Communications Conference

TORONTO, March 22, 2010 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management Web site, where users can manage their reward point programs - today announced that CEO, Rob MacLean, and President, Christopher Barnard, will present to the investment community at RBC Capital Markets’ 2010 Growth Technology & Communications Conference on Monday, March 29, 2010 at 1:00 p.m. Eastern Time. The conference will be held at the Royal Bank Plaza in Toronto, Ontario.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways

Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

For more information contact:
Anthony Lam
Chief Financial Officer
416-596-6382
anthony.lam@points.com

Investor Contact:
Alex Wellins
The Blueshirt Group
415-217-5861
alex@blueshirtgroup.com

Media Contact:
Jordan Fischler
Allison & Partners
646-428-0604
jordan@allisonpr.com